Axalta Coating Systems Ltd. 1050 Constitution Avenue Philadelphia, PA 19112

November 6, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549
Attn:	Nudrat Salik
Jeanne Baker

Re:	Axalta Coating Systems Ltd.
Form 10-K for the Year Ended December 31, 2023
Form 8-K filed August 1, 2024
File No. 001-36733

Dear Ms. Salik & Ms. Baker:

We are hereby writing in response to the comments Axalta Coating Systems Ltd. (“we”, “our” or the “Company”) received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated October 23, 2024 (the “Comment Letter”) regarding the above-referenced filings. We have addressed the Comment Letter by reproducing each comment below and providing our response immediately thereafter.

Form 8-K Filed August 1, 2024
Exhibit 99.1
Second Quarter 2024 Highlights, Page 1

1.
Please expand the third bullet to present net income margin with equal or greater prominence to Adjusted EBITDA margin. Ensure you discuss net income margin within your financial results discussion. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that, in future filings, as well as the Company’s earnings releases furnished under Item 2.02 of Form 8-K, the Company will present net income margin with equal or greater prominence to Adjusted EBITDA margin. The Company notes that net income margin is presented with equal or greater prominence to Adjusted EBITDA margin in its third quarter 2024 earnings release furnished under Item 2.02 of Form 8-K on October 30, 2024.

2.
Your determination of multiple non-GAAP measures excludes step-up depreciation and amortization which you note represents the incremental step-up depreciation and amortization expense associated with the acquisition of DuPont Performance Coatings. As a result, these non-GAAP measures only reflect part, but not all, of an accounting concept. Please explain to us why it is appropriate to exclude only the step-up depreciation and amortization from your non-GAAP measures and how you considered 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: The Company respectfully acknowledges the Staff’s comment.

The Company’s definitions for Adjusted EBIT, Adjusted net income and Adjusted diluted earnings per share (“EPS”) include an adjustment to remove step-up depreciation and amortization (“D&A”) from the acquisition of DuPont Performance Coatings (“DPC”). The Company was formed from the acquisition of DPC on February 1, 2013 for a purchase price of approximately $4.9 billion, which at the time represented 100% of the Company’s operations. The DPC acquisition resulted in the Company’s balance sheet including $1.7 billion and $1.5 billion of property, plant and equipment (“PP&E”) and identified intangible assets, respectively. Of the $1.7 billion of PP&E, approximately $0.9 billion was incremental fair value calculated under the application of Accounting Standards Codification (“ASC”) 805 that was subject to depreciation, which when considered in conjunction with the identified intangible assets, represented approximately $2.4 billion of future step-up D&A expense.

In the first quarter of 2019, the Company began reporting Adjusted EBIT instead of Adjusted EBITDA (which it had reported prior to such quarter) and included the DPC step-up D&A adjustment.  When the Company made this decision, it did so with knowledge that, by its nature, the step-up D&A would decrease significantly year-to-year, and by omitting the adjustment, Adjusted EBIT would show meaningful increases year-to-year, which the Company believed would not accurately represent the underlying performance of the business. The decision was also influenced by feedback from investors and analysts who wanted visibility as to the impacts of the DPC step-up D&A given the material nature of the DPC acquisition, which they believed impacted comparability of our results with many of our peers. From a consistency standpoint and for the same reasons outlined above, in the first quarter of 2019 the Company also changed the definitions of Adjusted net income and Adjusted diluted EPS to include the DPC step-up D&A adjustment. The Company’s definition of Adjusted net income and Adjusted diluted EPS have remained unchanged since 2019 as we continue to believe these definitions appropriately reflect the underlying performance of the business for the reasons discussed above.

The Company’s adjustment for step up D&A only relates to the DPC acquisition. We have not made D&A adjustments to Adjusted EBIT, Adjusted net income or Adjusted diluted EPS for other acquisitions made subsequent to the formation of the Company because they were cash acquisitions where management, investors and analysts were expecting the Company to earn a return on those cash investments. By contrast, the DPC acquisition resulted in the formation of the Company and accordingly that step-up D&A was not indicative of the underlying performance of the Company’s business.

Further to the points outlined above, the below table shows the annual step-up D&A amounts and their impact to the Company’s Adjusted EBIT metric for each annual period the metric has been presented along with the year-to-date 2024 period.1

(amounts in millions USD)	2018	2019	2020	2021	2022	2023[1]	YTD 2024[1]
Step-up D&A	$140	$120	$110	$105	$93	$56	$36
Adjusted EBIT	$675	$706	$537	$623	$565	$674	$636
Step-up D&A as a % of Adjusted EBIT	21%	17%	20%	17%	16%	8%	6%

As the table illustrates, the adjustment has become less impactful to Adjusted EBIT (and, in turn, to Adjusted net income and Adjusted diluted EPS) over time. We believe the adjustment and the year-over-year changes will cease to be impactful in the first quarter of 2027 and as such, the Company intends to discontinue the adjustment for Adjusted net income and Adjusted diluted EPS beginning with the first quarter of 2027. This is also the first fiscal quarter after the end of the period covered by our publicly-communicated three-year financial targets (2026 A Plan), which includes an Adjusted diluted EPS target that assumes the inclusion of the adjustment.

1 Beginning with the fourth quarter of 2023, we replaced Adjusted EBIT with Adjusted EBITDA (which, by definition, excludes all D&A (including step-up D&A)) as our primary performance measure under ASC 280. As previously disclosed, we will continue to publish Adjusted EBIT through 2024 to allow for historical trend analyses.

For the reasons stated above, the Company believes that the DPC step-up D&A degrades the comparability of information and is not indicative of underlying business performance. The Company believes this adjustment has been, and continues to be, useful to readers of the financial statements and its inclusion allows for a greater understanding of the underlying business results, helps with meaningful disclosure of trends in our business and is beneficial for investors. Once investors no longer receive these benefits from the reporting, which was determined to be the first quarter of 2027, the Company intends to cease such adjustment.

The Company also believes that the adjustment complies with 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and does not reflect an individually tailored accounting principle; specifically, the adjustment does not change the recognition and measurement principles (including the required pattern of recognition) required to be applied in accordance with generally accepted accounting principles in the United States or cause the presentation of these non-GAAP measures to be misleading. The Company also believes it presents these non-GAAP measures, including the adjustments, in a transparent and consistent manner, which we believe enhances investor understanding of our financial statements and operating results.

3.
Please revise the title of your free cash flow measure to adjusted free cash flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Question 102.07 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations. Please also tell us and disclose your basis for adjusting for interest proceeds on swaps designated as net investment hedges in your determination of this measure.

Company Response: The Company respectfully acknowledges the Staff’s comment.

Beginning in the second quarter of 2018, the Company started entering into cross-currency swaps, which it designates as net investment hedges in accordance with ASC 815. Generally, these cross-currency swaps are entered into concurrently, and in conjunction, with interest rate swaps which it designates as cash flow hedges in accordance with ASC 815. The combined impact of the swaps synthetically lowers the Company’s interest rate on its borrowings.

Under ASC 815, the net interest impacts from both the interest rate swaps and cross currency swaps are presented within interest expense, net on the consolidated statements of operations. However, the cash interest impacts on the interest rate swaps are shown within cash provided by (used for) operating activities on the consolidated statements of cash flows, while the cash interest on the cross-currency swaps are shown within cash provided by (used for) investing activities on the consolidated statements of cash flows, in each case in accordance with ASC 230. As such, the cash interest impacts are excluded from cash provided by (used for) operating activities. The Company believes that Free Cash Flow should capture all components of cash interest and, accordingly, beginning with our fourth quarter 2018 earnings materials, the Company changed its definition of Free Cash Flow from cash provided by (used for) operating activities less capital expenditures to cash flows provided by (used for) operating activities less purchase of property, plant and equipment plus interest proceeds on swaps designated as net investment hedges.

The Company believes that it has consistently provided a clear description of how it calculates Free Cash Flow and has provided the necessary reconciliations for all periods presented in the relevant materials, consistent with Regulation G and Item 10(e) of Regulation S-K as well as Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. As there is no uniform definition for Free Cash Flow, the Company believes the current Free Cash Flow caption, without the addition of “Adjusted”, is appropriate.

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If you have any questions about this response or would like clarification on any of the information provided in this response, please contact me at (248) 763-0859 or Alex Tablin-Wolf, Senior Vice President, General Counsel and Corporate Secretary at (215) 255-7907.

Very truly yours, AXALTA COATING SYSTEMS LTD.
/s/ Carl D. Anderson II
Carl D. Anderson II
Senior Vice President and Chief Financial Officer

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